Exhibit 99.1
ArcelorMittal holds investor day in India

Event highlights India’s position as world’s fastest growing steel market and AM/NS India’s vision to become the benchmark for quality, scale and sustainability in Indian steelmaking

25 September 2024, 11:00 CET

ArcelorMittal today hosted an investor day at AM/NS India’s flagship plant in Hazira, Gujarat. The event provided members of the investment community with the opportunity to witness first-hand the progress AM/NS India – a 60/40 joint venture between ArcelorMittal and Nippon Steel – is making with the first phase of its project to grow steelmaking capacity in Hazira and insight into its long-term vision to reach 40 million tonnes of annual capacity.

In addition to the site tour the event included presentations and a question and answer session with Aditya Mittal, ArcelorMittal CEO and AM/NS India Chairman, and members of the AM/NS India management committee including Dilip Oommen, CEO of AM/NS India. The focus of the presentations was on AM/NS India’s progress over the past four years and its growth plans, including:

•AM/NS India’s strong performance since the acquisition in 2019: capacity debottlenecking has led to record levels of production in the first quarter of this year, and AM/NS India’s Ebitda per tonne exceeded the average of Indian steel peers in the first half of 2024.

•Cash generation of $5.8 billion since acquisition, which has enabled $5.8 billion of growth investment - including securing the company’s supply chain and enhancing profitability through several strategic acquisitions including slurry pipelines, iron ore mines, ports, power plants and land. Despite these investments net debt has remained stable since the acquisition given low cash needs, including very competitive funding costs.

•Insight into the progress being made on the first phase of AM/NS India’s transformational expansion project at Hazira. The upstream capacity expansion ($5.1 billion) targets growing annual steelmaking capacity from 9 million tonnes to 15 million tonnes by 2026, while the downstream expansion ($1 billion) will significantly enhance AM/NS India’s ability to produce technically sophisticated steel products for the most demanding customer sectors, including automotive, and introduce advanced products such as Magnelis®, which offers best-in-class corrosion resistance, to its product portfolio.

•These projects – part of an overall $7.7 billion investment programme - are progressing to plan, with transformational impacts on profitability anticipated; following phase 1, AM/NS India’s Ebitda and investable cash flow (operating cash flow less maintenance capex) are expected to increase by a factor of 2.5x.

•Plans are under development to further expand production. Phase 2A is a capex-efficient expansion project that would see steelmaking capacity grow to 18 million tonnes by 2028 with phase 2B taking capacity at Hazira to 24 million tonnes by the end of the decade, making AM/NS Hazira the world’s largest, single site, coastal steelmaking facility. Upon completion, Ebitda and investable cash flow would grow to approximately 4x current levels.

•Further greenfield development options are under consideration to take steelmaking capacity to 40 million tonnes in the long-term, meaning AM/NS India is ideally positioned to capture the anticipated growth in Indian domestic demand in this decade and beyond.

•India is forecast to be the world’s third largest economy by 2028 with GDP in excess of $5 trillion; domestic steel demand is set to grow at a CAGR of over 6 per cent over the next decade making India the world’s fastest growing steel market.

•AM/NS India’s plans to ensure its growth is delivered in a responsible and sustainable manner: target to reduce the carbon intensity of the steel it produces by 20 per cent by 2030 (from a 2021 baseline); ambitious plans to develop captive renewable energy capacity ($0.7 billion, 1GW renewable energy project – funded by ArcelorMittal – recently commissioned with further projects under evaluation).

Copies of the presentations used during today’s meeting can be found on the company’s website at https://corporate.arcelormittal.com/investors/equity-investors/shareholders-events

AM/NS India expansion plans (progress to date and phase 1) in detail

•Following completion of the acquisition in 2019, AM/NS India embarked on a $0.8 billion debottlenecking project to realise the Hazira plant’s 9 million tonne nameplate capacity. This project is nearing completion and AM/NS India has achieved a production run-rate in excess of 8 million tonnes this year.

•Organic growth has been supplemented several strategic acquisitions over the past four years, including: four power plants with total capacity of 1345MW; a 250km slurry pipeline; several key infrastructure port and power assets; two downstream coating facility (Uttam Galva (1.2 million tonne capacity) and Indian Steel (0.6 million tonne capacity)).

•Phase 1 expansion: the $5.1 billion phase 1 upstream expansion project to increase annual production capacity to 15 million tonnes is underway with project completion anticipated in 2026. The project involves construction of two state-of-the-art 3.5 million tonne capacity blast furnaces and associated assets (three basic oxygen furnaces, hot strip mill, two sinter plants, pellet plant, four coke oven batteries, plus ancillary equipment and raw material handling systems)

•Phase 1 expansion: the $1 billion phase 1 downstream expansion project is designed to improve AM/NS India’s ability to deliver technically sophisticated, added-value products for sectors including automotive. It involves construction of a cold rolling mill complex, which includes: a pickling line and tandem cold mill; a 1 million tonne capacity continuous galvanizing and annealing line; and two 0.5 million tonne capacity continuous galvanizing lines, the second of which was commissioned in December 2023 and is a dedicated facility to produce Magnelis®.

ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AM/NS India.

ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.

Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com.

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com